FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 26, 2015

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Press release dated August 26, 2015 – Cellcom Israel Ltd. Announces a loan agreement.

ITEM 1

CELLCOM ISRAEL LTD. ANNOUNCES A LOAN AGREEMENT

Netanya, Israel –August 26, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today entering into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 140 million, unlinked, which will be provided to the Company in December 2016, and will bear an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

Under the Agreement, the interest rate may be subject to certain adjustments. Until the provision of the loan, the Company is required to pay the Lender a commitment fee and if it doesn't take the loan – a certain agreed compensation. The Company may take the loan earlier, in which case the repayment shall be earlier and can prepay the loan, subject to a prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify the Company of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to the Company's series F through I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to the Company's operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case the Company provides stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

For additional details regarding the Company's public debentures and existing loan agreement see the Company's most recent annual report for the year ended December 31, 2014 on Form 20-F, filed on March 16, 2015, under "Item 5B. Liquidity and Capital Resources – Debt Service – Public debentures" and the Company's current report regarding the Company's results of operation in the first quarter of 2015, on form 6-K, dated May 14, 2015 under "Other Developments During the First Quarter of 2015 and Subsequent to the End of the Reporting Period – Loan Agreement".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.848 million subscribers (as at June 30, 2015) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad, additional services in the areas of music, video, mobile office etc. and most recently - also television over the internet service in Israel, based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	August 26, 2015	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary